EXHIBIT 99.1

Brookfield Business Partners to Acquire Controlling Interest in Schoeller Allibert in Partnership With Schoeller Group

Schoeller Allibert is one of Europe’s key players in the growing returnable packaging sector

BROOKFIELD, NEWS, Jan. 05, 2018 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE:BBU) (TSX:BBU.UN) ("Brookfield Business Partners"), together with institutional partners (collectively "Brookfield"), announced today that it has entered into an agreement to acquire a 75% controlling interest in the Schoeller Allibert Group B.V. (“Schoeller Allibert” or “the Company”), one of Europe’s largest manufacturers of returnable plastic packaging systems for €205 million.  The stake is being acquired from an indirect subsidiary of JPMorgan Chase & Co (NYSE:JPM) (“J.P. Morgan”).

Brookfield completed the transaction by partnering with the founding Schoeller family who will continue to hold the remaining 25% interest in the Company through Schoeller Group and expects to be a long-term partner in growing the business. The Schoeller Group have the opportunity to increase their ownership over time.

“This is a great transaction for the Company and completes a successful period of ownership by J.P. Morgan,” said Ian Robinson, CEO of Schoeller Allibert. “We are looking forward to building on our successes of recent years as we move into a new and exciting phase of our development with the support of the shareholders.”

“An increased global focus on sustainability, waste reduction, e-commerce and logistics automation positions the returnable packaging sector for meaningful growth, so we are pleased to invest in Schoeller Allibert which has built a highly regarded reputation in this space,” said Cyrus Madon, CEO, Brookfield Business Partners. “We look forward to partnering closely with the management team and the Schoeller Group to bring our operational expertise and geographic reach to create further value and grow the business.”

“We valued the partnership with J.P. Morgan and are excited about the new partnership with Brookfield. We look forward to an increased ability to grow the business organically through continued innovation as well as internationally, organically or through acquisitions, supported by Brookfield’s global presence, financial strength and expertise”, said Martin and Christoph Schoeller, Managing Partners of the Schoeller Group.

Business Overview

Schoeller Allibert has a product portfolio of over 1,000 types of returnable plastic crates and containers used by a diversified, global customer base across essential industry sectors, including agriculture, beverage, food processing and retail, industrial and automotive manufacturing and container pooling and rental companies.

Business highlights:

  Strong competitive position. Schoeller Allibert is a key player in Europe with a scale footprint of manufacturing sites in key markets including Germany, Netherlands, France, Spain, the UK, and one facility in the United States.

  Favourable market dynamics. As a substitute for one-way packaging, the returnable packaging industry is positioned for growth, a trend driven by a global focus on sustainability, waste reduction and growing e-commerce and logistics automation.

  Diversified, long-term customer base. The business serves over 10,000 customers, many through long-term relationships, that are diversified across segments and geographies.

  Reputation for innovation.  Schoeller Allibert has a comprehensive patented product range of foldable containers, rigid pallet containers, beverage crates as well as trays, stackable boxes and pallets. The business helps its clients reduce logistics costs and produces innovative designs that can meet demanding logistics and retail marketing display requirements.

Funding

Brookfield Business Partners will commit to fund up to €50 million of the equity on closing using existing liquidity. Prior to or following closing, a portion of Brookfield Business Partners' investment may be syndicated to other institutional investors.

Schoeller Allibert has €210 million in 8% Senior Secured Notes due in 2021 currently outstanding. The terms of the notes currently permit the issuance of additional notes and, in certain circumstances, holders may tender their notes for repurchase following the occurrence of a change of control.

Transaction Process

Closing of the transaction remains subject to customary conditions, including, among others, regulatory approvals and is expected to occur in the second quarter of 2018.

Schoeller Allibert is one of Europe’s key manufacturers of returnable plastic packaging systems. It has extensive expertise in a range of industries, including agriculture, automotive, food and food processing, beverage, retail, industrial manufacturing and pooling. For more information, visit www.schoellerallibert.com

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE:BAM) (TSX:BAM.A) (EURONEXT:BAMA), a leading global alternative asset manager with over $265 billion of assets under management. For more information, please visit our website at https://bbu.brookfield.com.

Schoeller Group, Munich is the management holding of the Schoeller family for their industrial and service businesses and has an established track record in complementary businesses in the supply chain logistics, intellectual property, consulting and real estate segments with annual revenues over €1.2 billion. www.schoellergroup.com

Media: Claire Holland Tel: +1 (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Courtney Burke Tel: +1 (416) 369-2629 Email: courtney.burke@brookfield.com Rogier Kloek Head of Treasury and Investor Relations Tel +31 (0) 88 0047312 Investor.relations@schoellerallibert.com

BROOKFIELD BUSINESS PARTNERS CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains "forward-looking information" within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will," "expect," “increase,” "may," derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters will tend to identify forward-looking statements. Forward-looking statements in this news release include statements regarding the expected completion of the transaction described herein and the anticipated timing thereof, and the future performance and operation of the acquired business.

Although we believe that the forward-looking statements we make are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Business Partners are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond our control. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements in this news release include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits and in particular completion of the acquisition referred to in this news release, which cannot be assured; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.